THE AMERICAN FUNDS TAX-EXEMPT SERIES I
                              MULTIPLE CLASS PLAN
  WHEREAS, The American Funds Tax-Exempt Series I (the "Trust"), a Massachusetts business trust which initially offers shares of beneficial interest in two series designated The Tax-Exempt Fund of Maryland and The Tax-Exempt Fund of Virginia (the "Funds") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company;
  WHEREAS, American Funds Distributors, Inc. ("the Distributor") serves as the principal underwriter for the Funds;
  WHEREAS, the Funds have each adopted Plans of Distribution ("12b-1 Plan") under which the Funds may bear expenses of distribution of its shares, including payment and/or reimbursement to the Distributor for certain of its expenses incurred in connection with the Funds;
  WHEREAS, each Fund is authorized to issue two classes of shares of beneficial interest, designated as Class A shares and Class B shares;
  WHEREAS, Rule 18f-3 under the 1940 Act permits open-end management investment companies to issue multiple classes of voting stock representing interests in the same portfolio if, among other things, an investment company adopts a written Multiple Class Plan (the "Plan") setting forth the separate arrangement and expense allocation of each class and any related conversion features or exchange privileges; and
  WHEREAS, the Board of Trustees of the Trust has determined that it is in the best interest of each class of shares of each Fund individually, and each Fund as a whole, to adopt this Plan;
  NOW THEREFORE, the Trust adopts this Plan as follows:
          Each class of shares will represent interests in the same portfolio of investments of each Fund, and be identical in all respects to each other class, except as set forth below. The differences among the various classes of shares of each Fund will relate to: (i) distribution, service and other charges and expenses as provided for in paragraph 3 of this Plan; (ii) the exclusive right of each class of shares to vote on matters submitted to shareholders that relate solely to that class or the separate voting right of each class on matters for which the interests of one class differ from the interests of another class; (iii) such differences relating to eligible investors as may be set forth in the Trust's prospectus and statement of additional information ("SAI"), as the same may be amended or supplemented from time to time; (iv) the designation of each class of shares; (v) conversion features; and (vi) exchange privileges.
          2. (a) Certain expenses may be attributable to each Fund, but not a particular class of shares thereof. All such expenses will be borne by each class on the basis of the relative aggregate net assets of the classes. Notwithstanding the foregoing, the Distributor, the investment adviser or other provider of services to the Funds may waive or reimburse the expenses of a specific class or classes to the extent permitted by Rule 18f-3 under the 1940 Act and any other applicable law.
 (b) A class of shares may be permitted to bear expenses that are directly attributable to that class, including: (i) any distribution fees associated with any rule 12b-1 Plan for a particular class and any other costs relating to implementing or amending such rule 12b-1 Plan; (ii) any service fees associated with any rule 12b-1 Plan attributable to such class; and (iii) any shareholder servicing fees attributable to such class.
 (c) Any additional incremental expenses not specifically identified above that are subsequently identified and determined to be applied properly to one class of shares of each Fund shall be so applied upon approval by votes of the majority of both (i) the Board of Trustees of the Trust; and (ii) those Trustees of the Trust who are not "interested persons" of the Trust (as defined in the 1940 Act) ("Independent Trustees").
          3. Each class of each Fund shall differ in the amount of, and the manner in which distribution costs are borne by shareholders and in the costs associated with transfer agency services as follows:
 (a) Class A shares
Class A shares are sold at net asset value plus a front-end sales charge, at net asset value without a front-end sales charge but subject to a contingent deferred sales charge ("CDSC"), and at net asset value without any sales charge, as set forth in the Trust's prospectus and SAI.
Class A shares are subject to an annual distribution expense under each Fund's Class A Plan of Distribution of up to 0.25% of average net assets, as set forth in the Trust's prospectus, SAI, and Plan of Distribution. This expense consists of a service fee of up to 0.25% plus certain other distribution costs.
 Class B shares
Class B shares shall be sold at net asset value without a front-end sales charge, but are subject to a CDSC and maximum purchase limits as set forth in the Trust's prospectus and SAI.
Class B shares shall be subject to an annual distribution expense under each Fund's Class B Plan of Distribution of up to 1.00% of average net assets, as set forth in the Trust's prospectus, SAI, and Class B Plan of Distribution. This expense shall consist of a distribution fee of approximately 0.75% and a service fee of approximately 0.25% of such net assets.
Class B shares will automatically convert to Class A shares of each Fund approximately eight years after purchase, subject to the limitations described in the Trust's prospectus and SAI. All conversions shall be effected on the basis of the relative net asset values of the two classes of shares without the imposition of any sales load or other charge.
Class B shares shall be subject to a fee (included within the transfer agency expense) for additional costs associated with tracking the age of each Class B share.
  All other rights and privileges of each Fund's shareholders are identical regardless of which class of shares are held.
          4. This Plan shall not take effect until it has been approved by votes of the majority of both (i) the Board of Trustees of the Trust; and (ii) the Independent Trustees.
          5. This Plan shall become effective with respect to any class of shares of each Fund, other than Class A or Class B shares, upon the commencement of the initial public offering thereof (provided that the Plan has previously been approved with respect to such additional class by votes of the majority of both (i) the Board of Trustees of the Trust; and (ii) Independent Trustees prior to the offering of such additional class of shares), and shall continue in effect with respect to such additional class or classes until terminated in accordance with paragraph 7. An addendum setting forth such specific and different terms of such additional class or classes shall be attached to and made part of this Plan.
          6. No material amendment to the Plan shall be effective unless it is approved by the votes of the majority of both (i) the Board of Trustees of the Trust; and (ii) Independent Trustees.
          7. This Plan may be terminated at any time with respect to each Fund as a whole or any class of shares individually, by the votes of the majority of both (i) the Board of Trustees of the Trust; and (ii) Independent Trustees. This Plan may remain in effect with respect to a particular class or classes of shares of each Fund even if it has been terminated in accordance with this paragraph with respect to any other class of shares.
  IN WITNESS WHEROF, the Trust has caused this Plan to be executed by its officers thereunto duly authorized, as of December 16, 1999.
THE AMERICAN FUNDS TAX-EXEMPT SERIES I
By                           By
 Harry J. Lister, President  Howard L. Kitzmiller, Secretary